Alida Gualtieri General Counsel & Secretary Direct: (514) 630-7060 Fax: (514) 630-7159 Email: agualtieri@draxis.com

July 12, 2007

CONFIDENTIAL CORRESPONDENCE

VIA EDGAR

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:          DRAXIS Health Inc.

Form 20-F for the Fiscal Year Ended December 31, 2006

Filed March 30, 2007

File No. 000-17434

Dear Mr. Rosenberg:

On behalf of DRAXIS Health Inc., a company incorporated under the laws of Canada (“DRAXIS”), we are responding to the Staff’s comment letter dated June 29, 2007 with respect to the Form 20-F for the Fiscal Year ended December 31, 2006 filed by DRAXIS.

For convenience of the Staff, the Staff’s comment is reproduced in its entirety in bold and is followed by the response of DRAXIS.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 52

Consolidated Results of Operations and Reconciliation of Non-GAAP Financial Measures, page 54

1.                                      Your presentation of EBITDA as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, from the most comparable U.S. GAAP performance measure.  We previously addressed your presentation of EBITDA in this manner in comment number 56 to our letter dated December 14, 2004.  Your response letter of January 14, 2005 indicates that you agreed to refrain from presenting EBITDA as a measure of operating performance in your future 1934 Act filings.  We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate.  Additionally, your disclosure on page 74 does not adequately address the usefulness of EBITDA as an operating performance measure in accordance with Item 10(e) of Regulation S-K, nor do you provide a reconciliation of EBITDA to net income.

DRAXIS HEALTH INC., 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario L4V 1P1  Tel: (905) 677-5500  Fax: (905) 677-5502

SANTÉ DRAXIS INC., 16751 Trans Canada Highway, Kirkland, Québec H9H 4J4  Tel: (514) 694-8220  Fax: (514) 694-8201

Please amend your Form 20-F for the fiscal year ended December 31, 2006 to remove all references to EBITDA as a consolidated measure of operating performance.

In our response letter dated January 14, 2005 to the Staff’s comment letter dated December 14, 2004, we stated as follows:

The Company has included EBITDA and EBITDA margins as key financial metrics to maintain historical consistency and comparability with prior periods. It has now completed a significant capital investment plan and now believes that the exclusion of depreciation from any metrics is not appropriate going forward.  (The Company notes that in its operating segment disclosure it does include depreciation in its segmental tables and show both EBITDA and EBIT). However, the Company intends to fully highlight other more specific GAAP measures on a going forward basis, specifically, net income and operating cash flow.  The Company will take further steps in this direction in its Form 20-F for fiscal 2004 and in any guidance we give for 2005 and it confirms for the Staff that Item 10(e)(1)(i) of Regulation S-K will be complied with in these future filings.  The Company respectfully notes for Staff the difficulty in revising this disclosure in its Form 20-F for fiscal year 2003, given the Company’s cost and expense incurred in revising related disclosure in the Company’s annual report for the same period.

Management has historically focused on a mix of both GAAP and non-GAAP measures in assessing business unit performance.  EBITDA being the significant non-GAAP metric used but, not the only one.  The Company does evaluate operating performance on traditional GAAP metrics as net income and operating cash flow and will place greater focus on these in the future.

The Company’s intent is to gradually move away from EBITDA related metrics. However, many of the analysts who follow the Company focus on EBITDA and EBITDA margin and the Company felt it was appropriate to continue to include this metric to ensure there are no selective disclosure issues and the external users all have the same measure.

As previously noted in our response above, the Company agreed to move away from the use of EBITDA as a key performance metric.  The Company can confirm that as of 2005, except as noted below, it no longer uses EBITDA as a key performance metric in its 1934 Act filings. Our press releases do not focus on EBITDA as a key metric and EBITDA has been completely omitted from the table where we highlight key performance metrics in our quarterly filings and annual filings. Our management discussion and analysis is focused on the explanation of GAAP measures such as operating income and net cash flows from operating activities which are direct line items from our consolidated financial statements. We no longer focus any attention on EBITDA other than to provide EBITDA for the period in a tabular format which reconciles to net income both for the consolidated results and segmental performance.  In all cases, our discussion of operating results in the text accompanying these tables has been on GAAP measures as described above.

EBITDA is only included in a tabular reconciliation within the Management Discussion and Analysis section of our filing at page 54. These are included to provide analysts with an EBITDA metric which is comparable with that provided in the past as our analysts do by and large continue to focus on this metric.

Specifically, with respect to your specific comment regarding our disclosure on page 74 of our filing, we note the following:

1)              We specifically state we will disclose EBITDA to provide a comparative link to our historical disclosures to aid in the transition to more tradtional GAAP measures. The reconciliation to GAAP measures and metrics is included on page 54 of our filing. This addresses the external users of our financial information who need continuity of the EBITDA metric.

2)              On page 54 of our filing, our inclusion of EBITDA is as a subtotal within the table included within a summary income statement. The line items are all derived from our Consolidated Income Statement as prepared in accordance to GAAP.

3)              The EBITDA number included in our segmental tables on pages 58, 62 and 65 is again included as a subtotal to arrive at operating income (a GAAP measure) and all individual line items are GAAP numbers.

4)              On Page 75, we dislose our own internal management need to use EBITDA to manage the performance of our operations.  The Company does have internal management targets which are based on EBITDA as an internal operating metric and as such uses EBITDA in internal reports.

DRAXIS acknowledges that:

•                  DRAXIS is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  DRAXIS acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  DRAXIS acknowledges that DRAXIS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the above responses to the Staff comments, please communicate with Mr. Mark Oleksiw, Chief Financial Officer at (514) 630-7062 or the undersigned at (514) 630-7060.

Regards,

DRAXIS HEALTH INC.

/s/ Alida Gualtieri

Alida Gualtieri

General Counsel & Secretary

Cc: Mark Oleksiw, Chief Financial Officer